UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Miguel Hidalgo

11529 Mexico City, Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit A

América Móvil’s first quarter of 2023 financial and operating report

April 25th, 2023 / 1Q23

Mexico City - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the first quarter of 2023.

•

We added 1.1 million wireless subscribers in the first quarter, including 1.9 million postpaid clients over half of which came from Brazil, 944 thousand, 285 thousand from Austria, 164 thousand from Colombia and 128 thousand from Peru.

•

In the prepaid segment we had net disconnections of 754 thousand subscribers as Brazil disconnected 1.4 million, including 1.6 million former Oi subs. Colombia contributed with 354 thousand net adds, Argentina 190 thousand and Central America and Ecuador with 110 thousand each.

•	On the fixed-line platform we obtained 313 thousand broadband accesses, including 139 thousand in Mexico, 74 thousand in Argentina and 47 thousand in Brazil.

•	First quarter revenue of 208.9 billion pesos was up 1.7% year-on-year in nominal peso terms, with service revenue declining 2.2%. At constant exchange rates service revenue was up 6.3% year-on-year.

•

Fixed-line service revenue increased 1.8% at constant exchange rates, its best performance in over a year. The improvement of fixed-line service revenue growth was driven mostly by Mexico, Brazil and Colombia.

•	Mobile service revenue was up 9.3% year-on-year at constant exchange rates with prepaid revenue rising 8.2% and postpaid revenue 9.9%.

•	EBITDA came in at 82.7 billion pesos, 3.2% more than a year before in nominal peso terms. At constant exchange rates, EBITDA was up 12.6% year-on-year. Adjusting for extraordinary items, it rose 5.8%.

•

Our operating profit increased 9.7% to 44.1 billion pesos which helped bring about a net profit of 30.1 billion pesos, slightly down, -2.1%, from the year-earlier quarter, since we obtained lower foreign exchange gains.

•

Our capital expenditures totaled 29.2 billion pesos, with share buybacks amounting to 1.9 billion pesos. Our outflows were funded by our operating cash flow, by net borrowings of 2.4 billion pesos and the freeing-up of 5.9 billion pesos in assets formerly invested in our pension funds.

•	Our net debt excluding leases totaled 365.1 billion pesos at the end of March, having come down by 16.4 billion pesos from the end-of-December figure. It was equivalent to 1.39 times LTM EBITDAaL.

América Móvil Fundamentals

	1Q23	1Q22

Earnings per Share (Mex$) (1)	0.48	0.48

Earning per ADR (US$) (2)	0.51	0.47

EBITDA per Share (Mex$) (3)	1.31	1.24

EBITDA per ADR (US$)	1.40	1.21

Net Income (millions of Mex$)	30,146	30,797

Average Shares Outstanding (billion)	63.3	64.5

Shares Outstanding End of Period (billion)	63.2	64.2

(1)	Net Income / Average Shares Outstanding
(2)	20 shares per ADR
(3)	EBITDA / Average Shares Outstanding

América Móvil’s Subsidiaries as of March 2023

Country	Brand	Main Activity	Equity

Mexico	Telcel	wireless	100.0%

	Telmex	wireline	98.8%

Argentina	Claro	wireless	100.0%

Brazil	Claro	wireless/wireline	99.6%

Colombia	Claro	wireless/wireline	99.4%

Costa Rica	Claro	wireless/wireline	100.0%

Dominicana	Claro	wireless/wireline	100.0%

Ecuador	Claro	wireless/wireline	100.0%

El Salvador	Claro	wireless/wireline	95.8%

Guatemala	Claro	wireless/wireline	99.3%

Honduras	Claro	wireless/wireline	100.0%

Nicaragua	Claro	wireless/wireline	99.6%

Paraguay	Claro	wireless/wireline	100.0%

Peru	Claro	wireless/wireline	100.0%

Puerto Rico	Claro	wireless/wireline	100.0%

Uruguay	Claro	wireless/wireline	100.0%

Netherlands	KPN	wireless/wireline	17.2%

Austria	A1	wireless/wireline	51.0%

Note

Upon its sale in July 2022 Claro Panama became a discontinued operation. Claro Chile did so as well upon the establishment of the joint venture with Liberty Latin America in October 2022. The financial statements presented in this report account for those operations as discontinued operations.

The reported figures for Argentina corresponding to the first quarter of 2023 are presented in accordance with IAS29 reflecting the effects of inflationary accounting as the Argentinean economy is deemed to be hyperinflationary. All comparisons at constant exchange rates for America Movil’s consolidated figures will exclude Argentina to ensure consistency.

Relevant Events

América Móvil extends Telekom Austria’s shareholders agreement

On February 6th we entered into an agreement with Österreichische Beteiligungs AG (“OBAG”), with respect to Telekom Austria AG. This agreement extends AMX and OBAG´s partnership in Telekom Austria AG for a new 10-year term, under the leadership and control of AMX.

AMX and OBAG have agreed to support the spin-off of the mobile towers owned by Telekom Austria in most of the countries in which it operates including Austria. The tower spin-off will enable a more efficient capital allocation and will provide Telekom Austria with greater financial capacity to execute its investment plans.

América Móvil converts its stock into a single series

On March 16th we converted our stock into a single series of ordinary shares with full voting rights. This action was approved by an extraordinary shareholders assembly in December 2022.

Buyback program of MXP 20Bn

On April 14th our shareholders approved a share-buyback fund in the amount of 20 billion pesos for the April 2023-April 2024 period.

América Móvil issued bonds

On March 23rd we issued bonds in the Mexican market in three tranches totaling 12.4 billion pesos. These included a five year fixed-rate peso bond with a principal amount of 11.0 billion pesos and a 9.35% coupon.

Access Lines

1.1M wireless net adds

In the first quarter we added 1.1 million wireless subscribers of which 1.9 million were postpaid clients. Almost half of the new postpaid subs, 944 thousand, came from Brazil, 285 thousand from Austria, 164 thousand from Colombia and 128 thousand from Peru.

On our prepaid platform we had net disconnections of 754 thousand clients in the first quarter as Brazil disconnected 1.4 million, including 1.6 million former Oi subs that were not generating traffic. In other countries we had solid growth, including Colombia with 354 thousand, Argentina with 190 thousand and Central America and Ecuador with 110 thousand each.

313k new broadband accesses

On the fixed-line segment we obtained 313 thousand broadband accesses including 139 thousand in Mexico, 74 thousand in Argentina and 47 thousand in Brazil. Voice access lines and PayTV units came down by 115 thousand and 68 thousand, respectively, in the quarter.

At the end of March we had 301 million wireless subscribers, of which 116 million were postpaid clients, and 73 million fixed-line RGUs, including 31 million broadband accesses, 13 million Pay TV clients and 29 million land-lines. Our postpaid base increased 8.7% year-on-year, with prepaid expanding 5.6%, fixed-broadband 2.6% and PayTV practically flat.

Wireless subscribers as of March 2023

Total(1) (Thousands)

Country	Mar ’23	Dec ’22	Var.%	Mar ’22	Var.%

Argentina, Paraguay and Uruguay	27,178	26,915	1.0%	26,463	2.7%

Austria	9,250	8,973	3.1%	8,084	14.4%

Brazil	82,844	83,260	-0.5%	71,804	15.4%

Central America	16,845	16,673	1.0%	16,024	5.1%

Caribbean	7,410	7,345	0.9%	7,143	3.7%

Colombia	38,068	37,550	1.4%	35,710	6.6%

Eastern Europe	14,867	14,924	-0.4%	14,837	0.2%

Ecuador	9,163	9,028	1.5%	8,747	4.8%

Mexico	82,982	82,851	0.2%	80,990	2.5%

Peru	12,347	12,338	0.1%	12,066	2.3%

Total Wireless Lines	300,952	299,856	0.4%	281,867	6.8%

(1)	Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed-Line and Other Accesses (RGUs) as of March 2023

Total(1) (Thousands)

Country	Mar ’23	Dec ’22	Var.%	Mar ’22	Var.%

Argentina, Paraguay and Uruguay	3,055	2,865	6.6%	2,183	39.9%

Austria	2,917	2,946	-1.0%	3,019	-3.4%

Brazil(2)	23,889	24,136	-1.0%	24,991	-4.4%

Central America	4,700	4,624	1.7%	4,444	5.8%

Caribbean	2,734	2,774	-1.4%	2,639	3.6%

Colombia	9,263	9,248	0.2%	9,003	2.9%

Eastern Europe	3,304	3,258	1.4%	3,055	8.1%

Ecuador	623	614	1.4%	560	11.3%

Mexico	20,944	20,824	0.6%	21,361	-2.0%

Peru	1,985	1,994	-0.5%	1,931	2.8%

Total RGUs	73,413	73,283	0.2%	73,186	0.3%

(1)	Fixed Line, Broadband and Television (Cable & DTH).
(2)	The number of Pay TV units has been adjusted to the criteria by which we report to the local regulator.

América Móvil Consolidated Results

Throughout the first quarter dollar interest rates remained volatile, hovering between 3.40% and 4.00%, as sentiment in the U.S. alternated between relief that inflation seemingly had come under control; anguish from the potential inflationary consequences of what appeared to be an increasingly hot labor market; and fear of contagion stemming from the fall of important banks in the U.S. and Europe. The value of our operating currencies vis-à-vis the U.S. dollar reflected this volatility, although they all ended up appreciating vs. the dollar in the period (the Argentinean peso being the only exception): the Mexican peso, 7.5%; the Brazilian real, 4.1%; the Colombian peso, 4.7%; and the euro, 1.2%.

Revenue was up 1.7% in the quarter to 208.9 billion pesos, with service revenue declining 2.2% in Mexican peso terms on account of the appreciation of the Mexican peso vs. substantially all our other operating currencies, which reduced the peso value of our international revenue. Correcting for foreign exchange effects, service revenue was up 6.3%, a slightly faster pace than in the prior quarter.

On the fixed-line platform service revenue growth came in at 1.8% at constant exchange rates, its best performance in over a year on the back of a strong expansion of broadband revenue, 9.6%. On the mobile platform revenue grew 9.3%. Mobile service revenue accounted for 62% of total service revenue.

The improvement of fixed-line service revenue growth was driven mostly by Mexico, Brazil and Colombia, jumping to 4.1% from -1.3% the prior quarter in Mexico; to -1.4% from -3.5% in Brazil; and to 4.2% from -3.6% in Colombia. The latter reflect a marked acceleration of fixed-broadband revenue, to -1.3% from -12.9% in the fourth quarter. Corporate networks revenue increased 12.1% in the first quarter, up from 10.5% in the precedent period.

With respect to mobile service revenue, the deceleration reflects the slowdown observed in Colombia and Austria, with the pace of growth being reduced to 2.2% from 4.7% the preceding quarter in Colombia; and to 3.0% from 4.9% in Austria.

EBITDA totaled 82.7 billion pesos in the quarter; it was up 3.2% in Mexican peso terms and 12.6% at constant exchange rates. These figures include the profits obtained from the sale of telecommunication towers in the Dominican Republic and Peru. Adjusting for these profits, EBITDA decreased -2.5% in Mexican peso terms but rose 5.8% at constant exchange rates.

We turned an operating profit of 44.1 billion pesos in the quarter, up 9.7% year-on-year, which helped bring about a 30.1 billion pesos net profit in the quarter, slightly down -2.1% from the year-earlier quarter. The decline in net income had mostly to do with a reduction in foreign exchange gains, down from 22.5 billion pesos in the first quarter of 2022 to 13.7 billion pesos in the first quarter of this year.

Capital expenditures totaled 29.2 billion pesos in the quarter, with share buybacks amounting to 1.9 billion pesos. These items were funded by our operating cash flow, net borrowings of 2.4 billion pesos and the freeing-up of 5.9 billion pesos in assets formerly invested in our pension funds. Our operating cash flow was supported by the sale of towers in the Dominican Republic and Peru that provided 6.4 billion pesos. Dividend income of 0.7 billion pesos also contributed to the funding of our capital outlays.

Our net debt excluding leases totaled 365.1 billion pesos at the end of March, having come down by 16.4 billion pesos from the end-of-December figure. It was equivalent to 1.39 times LTM EBITDAaL.

América Móvil’s Income Statement Proforma(1) Millions of Mexican pesos

	1Q23	1Q22	Var.%

Service Revenue	169,053	172,849	-2.2%

Equipment Revenue	31,233	30,584	2.1%

Total Revenue(2)	208,926	205,493	1.7%

Cost of Service	51,824	54,087	-4.2%

Cost of Equipment	27,646	26,362	4.9%

Selling, General & Administrative Expenses	43,957	44,215	-0.6%

Others	2,790	703	297.0%

Total Costs and Expenses	126,218	125,367	0.7%

EBITDA	82,708	80,126	3.2%

% of Total Revenue	39.6%	39.0%

Adjusted EBITDA	78,108	80,126	-2.5%

% of Total Revenue	38.6%	39.0%

Depreciation & Amortization	38,583	39,912	-3.3%

EBIT	44,125	40,214	9.7%

% of Total Revenue	21.1%	19.6%

Net Interest Expenses	8,722	8,858	-1.5%

Other Financial Expenses	4,606	6,238	-26.2%

Foreign Exchange Loss	-13,702	-22,460	39.0%

Comprehensive Financing Cost (Income)	-374	-7,364	94.9%

Income & Deferred Taxes	12,677	15,610	-18.8%

Net Income before Minority Interest and Equity Participation in Results of Affiliates	31,823	31,968	-0.5%

Equity Participation in Results of Affiliates	-583	-16	n.m.

Minority Interest	-1,094	-1,173	6.7%

Net Income from Continued Operations	30,146	30,780	-2.1%

Net Income from Discontinued Operations	0	17	-100.0%

Net Income	30,146	30,797	-2.1%

(1)	Adjusted to reflect the sale of Panama and the deconsolidation of Claro Chile on account of the new joint venture.
(2)	Total Revenue include Other Revenue.
n.m.	Not meaningful.

Balance Sheet - América Móvil Consolidated(1) Millions of Mexican Pesos

	Mar ‘23	Dec ‘22	Var.%		Mar ‘23	Dec ‘22	Var.%

Current Assets				Current Liabilities

Cash, Marketable Securities & Other Short Term Investments	130,373	122,129	6.7%	Short Term Debt(2)	173,017	102,024	69.6%

Accounts Receivable	198,372	202,027	-1.8%	Lease-Related Debt	29,494	32,902	-10.4%

Other Current Assets	24,585	12,853	91.3%	Accounts Payable	147,156	165,342	-11.0%

Inventories	23,399	23,995	-2.5%	Other Current Liabilities	215,958	188,608	14.5%

	376,729	361,004	4.4%		565,625	488,877	15.7%

Non Current Assets				Non Current Liabilities

Plant & Equipment, gross	1,242,719	1,335,027	-6.9%	Long Term Debt	332,861	408,565	-18.5%

-Depreciation	617,995	677,801	-8.8%	Lease-Related Debt	102,268	101,247	1.0%

Plant & Equipment, net	624,724	657,226	-4.9%	Other Liabilities	183,316	181,581	1.0%

Rights of Use	120,148	121,874	-1.4%		618,445	691,393	-10.6%

Investments in Affiliates and Other Investments	34,269	30,957	10.7%

Deferred Assets

Goodwill (Net)	138,255	141,121	-2.0%

Intangible Assets	123,504	128,893	-4.2%	Shareholder’s Equity	409,271	437,829	-6.5%

Deferred Assets	175,713	177,024	-0.7%

Total Assets	1,593,341	1,618,099	-1.5%	Total Liabilities and Equity	1,593,341	1,618,099	-1.5%

(1)	The spin-off of Sitios Latinoamérica gave rise to 37.0 billion pesos in new lease-related debt and a similar amount in rights of use of tower assets.
(2)	Includes current portion of Long Term Debt.

Mexico

131k net wireless adds and 139k new broadband accesses

In the first quarter we gained 131 thousand wireless subscribers in Mexico, of which 84 thousand were postpaid clients, ending the quarter with 83.0 million subscribers. On the fixed-line platform we added 120 thousand RGUs, including 139 thousand broadband accesses, finishing March with 10.2 million accesses.

Service revenue +6.8% YoY

Our revenue totaled 78.4 billion pesos in the quarter, up 8.4% year-on-year, with service revenue expanding 6.8% on the back of 8.1% growth on the mobile platform and 4.1% on the fixed-line one. The latter represents an important acceleration of revenue growth from the prior year; the previous quarter it had observed a 1.3% annual decline. This acceleration reflects continued improvement on broadband revenue–5.8% vs. 4.1% the prior quarter and 3.1% a year before–and a 15.8% increase on corporate networks revenue stemming from IT solutions such as infrastructure and software as a service.

EBITDA +5.9% YoY

EBITDA came in at 32.1 billion pesos, a 5.9% increase from the year-earlier quarter. The EBITDA margin came in at 40.9% of revenue. We continue to make extraordinary efforts to reduce costs .

We booked 322 thousand net additions from mobile number portability with over 120 cities with 5G coverage.

INCOME STATEMENT - Mexico Millions of MxP

	1Q23	1Q22	Var.%

Total Revenue(1)	78,450	72,359	8.4%

Total Service Revenue	61,156	57,269	6.8%

Total Equipment Revenue	15,742	13,806	14.0%

Wireless Revenue	57,601	52,522	9.7%

Service Revenue	41,963	38,834	8.1%

Equipment Revenue	15,638	13,689	14.2%

Fixed Line Revenue	19,296	18,553	4.0%

Service Revenue	19,193	18,435	4.1%

Equipment Revenue	103	117	-12.0%

EBITDA	32,099	30,305	5.9%

% total revenue	40.9%	41.9%

EBIT	23,704	22,391	5.9%

% total revenue	30.2%	30.9%

(1)	Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Mexico Operating Data

	1Q23	1Q22	Var.%

Wireless Subscribers (thousands)	82,982	80,990	2.5%

Postpaid	14,734	14,519	1.5%

Prepaid	68,248	66,471	2.7%

ARPU (MxP)	170	162	5.0%

Churn (%)	3.2%	3.3%	(0.1)

Revenue Generating Units (RGUs)(1)	20,944	21,361	-2.0%

Fixed Lines	10,780	11,261	-4.3%

Broadband	10,164	10,100	0.6%

(1)	Fixed Line and Broadband.

Brazil

944k postpaid net adds

We added 944 thousand postpaid subscribers and 200 thousand prepaids in the quarter; for a total of 1.1 million organic net additions. Our wireless base ended March with 82.8 million subs, 15.4% more than a year before. The wireless base already reflects the disconnection of 1.6 millions of former Oi clients that were not generating traffic. This concludes the migration of Oi customers acquired by Claro. On the fixed-line platform we booked positive additions of 47 thousand new broadband accesses, our strongest performance in almost three years, but continued to disconnect PayTV units, 134 thousand in the quarter. Claro leads the fixed-line segment with 23.9 million RGUs.

Service revenue +9.8% on the back of mobile growth of 21.5% YoY

Our first quarter revenue of 11.1 billion reais exceeded by 11.0% that of the year-earlier quarter. Service revenue was up 9.8% to 10.7 billion reais reflecting strong performance of our mobile service revenue, up 21.5%.

Broadband revenue expanded 7.3% YoY

Fixed-line service revenue declined 1.4% in the period–compared to -3.5% the prior quarter–its best showing in at least a year, buoyed by broadband service revenue that expanded 7.3%, also its best showing in several quarters, as Claro reinforced its strategy to deliver the best fixed broadband experience. We have continued to expand our fiber roll-out in our existing footprint and in new cities. Revenue from corporate networks grew 7.7% on the back of managed network solutions, data centers and security solutions.

EBITDA 13.7% YoY

EBITDA in the first quarter was up 13.7% from a year before to 4.6 billion reais; it was equivalent to 41.0% of revenue, representing a one percentage point margin expansion in the period.

Claro recognized as the best “experience in accessibility”

Claro was recognized by Anatel for offering the best “experience in accessibility” in the telecom sector in 2023 and maintained the absolute leadership in the “satisfaction and perceived quality survey” of mobile services carried out by Anatel in 2022.

We increased our 5G coverage to 77 cities and remain the leader in 5G technology according to Anatel; we have also increased our portfolio of digital services, an important driver for ARPU.

INCOME STATEMENT - Brazil Millions of BrL

	1Q23	1Q22	Var.%

Total Revenue(1)	11,135	10,031	11.0%

Total Service Revenue	10,655	9,704	9.8%

Wireless Revenue	6,210	5,036	23.3%

Service Revenue	5,749	4,730	21.5%

Equipment Revenue	461	306	50.8%

Fixed Line Revenue	4,905	4,974	-1.4%

EBITDA	4,569	4,019	13.7%

% total revenue	41.0%	40.1%

EBIT	1,527	1,334	14.5%

% total revenue	13.7%	13.3%

(1)	Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Total revenue include other income.

Brazil Operating Data

	1Q23	1Q22	Var.%

Wireless Subscribers (thousands)	82,844	71,804	15.4%

Postpaid	47,898	42,467	12.8%

Prepaid	34,946	29,338	19.1%

ARPU (BrL)	23	22	4.2%

Churn (%)	3.2%	2.9%	0.3

Revenue Generating Units (RGUs)(1)	23,889	24,991	-4.4%

(1)	Fixed Line, Broadband and Television. The number of Pay TV units has been adjusted to the criteria by which we report to the local regulator.

Colombia

164k postpaid net adds

We obtained net additions of 518 thousand wireless subs in the first quarter–including 164 thousand postpaid clients–taking our base to 38.1 million wireless subscribers, 6.6% more than a year before. On the fixed-line platform we gained 15 thousand net RGUs, all of them voice-lines, and finished March with 9.3 million RGUs, up 2.9% as compared to March 2022.

Service revenue +3.0% YoY, its best showing in four quarters

First quarter revenue remained unchanged compared to the prior year, even as service revenue expanded 3.0%, its best showing in four quarters. The improvement derives from a 4.2% expansion in fixed-line service revenue partly driven by a 23.5% increase in the corporate networks revenue line associated with long-dated contracts to provide IT services and solutions. PayTV revenue increased 3.2% following the launch in February of Claro TV Plus, a digital PayTV offering that complements our portfolio of entertainment solutions. On the other hand, broadband revenue was down 1.3% in the midst of intense commercial activity.

Mobile service revenue +2.2% YoY

On the mobile platform, service revenue was up 2.2%. Postpaid revenue rose 5.5% partly as a result of prepaid to postpaid migration that resulted in a 4.1% revenue decline in the prepaid segment.

EBITDA down reflecting higher acquisition costs

EBITDA was down 3.7% year-on-year reflecting higher subscriber acquisition costs, but also continued cost pressures from inflation, production index, and currency linked items. Additionally, as a consequence of the tax reform, we began booking as operating expenses certain charges paid to the municipalities where we exercise commercial activity. The EBITDA margin for the period came in at 41.4%, down from 43.0% a year before.

INCOME STATEMENT - Colombia Billions of COP

	1Q23	1Q22	Var.%

Total Revenue(1)	3,738	3,737	0.0%

Total Service Revenue	2,916	2,830	3.0%

Wireless Revenue	2,499	2,543	-1.7%

Service Revenue	1,726	1,688	2.2%

Equipment Revenue	773	855	-9.6%

Fixed Line Revenue	1,212	1,170	3.6%

EBITDA	1,546	1,606	-3.7%

% total revenue	41.4%	43.0%

EBIT	797	971	-17.9%

% total revenue	21.3%	26.0%

(1)	Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Colombia Operating Data

	1Q23	1Q22	Var.%

Wireless Subscribers (thousands)(1)	38,068	35,710	6.6%

Postpaid	9,859	9,048	9.0%

Prepaid	28,209	26,662	5.8%

ARPU (COP)	15,329	16,017	-4.3%

Churn (%)	3.2%	4.0%	(0.8)

Revenue Generating Units (RGUs)(2)	9,263	9,003	2.9%

(1)	Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).

(2)	Fixed Line, Broadband and Television.

Peru

128k postpaid net adds

We gained 128 thousand postpaid subscribers in the first quarter but disconnected 119 thousand prepaids for a net positive of nine thousand additions that brought our base to 12.3 million wireless clients, 2.3% more than a year before. On the fixed-line platform we added five thousand PayTV subscriptions and three thousand broadband accesses but disconnected 17 thousand voice lines for a total of nearly two million fixed-line RGUs at the end of March, 2.8% more than a year before.

Service revenue +5.4% YoY with mobile revenue growth of 6.3% YoY

First quarter revenue, 2.4 billion Soles, reflects the sale of 2,980 towers to Sitios Latinoamérica for a total of 821 million Peruvian soles. Service revenue increased 5.4% over the year with mobile revenue rising 6.3%. We are offering attractive contract plans as we are seeing a trend from clients wishing to migrate from prepaid to postpaid; for this reason, our postpaid revenue increased 9.7% while the former was down 4.2%. On the fixed-line segment, revenue rose 2.8% with PayTV revenue expanding 11.0%, that of corporate networks 5.7%, and broadband revenue 3.9%.

Adjusted EBITDA +12.9% YoY

EBITDA for the quarter, 1.2 billion soles, reflects the profit on the sale of the towers; adjusting for this, the EBITDA comes in at 578 million soles, up 12.9%, helped along by an improvement in equipment margin and overall cost controls. The EBITDA margin stood at 36.3% of revenue from 32.1% the prior year.

INCOME STATEMENT - Peru Millions of Soles

	1Q23	1Q22	Var.%

Total Revenue(1)	2,414	1,597	51.2%

Total Service Revenue	1,200	1,138	5.4%

Wireless Revenue	1,292	1,302	-0.7%

Service Revenue	904	850	6.3%

Equipment Revenue	388	451	-14.0%

Fixed Line Revenue	296	288	2.8%

EBITDA	1,186	512	131.7%

% total revenue	49.1%	32.1%

Adjusted EBITDA	578	512	12.9%

% total revenue	36.3%	32.1%

EBIT	848	213	297.9%

% total revenue	35.1%	13.3%

(1)	Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Peru Operating Data

	1Q23	1Q22	Var.%

Wireless Subscribers (thousands)	12,347	12,066	2.3%

Postpaid	5,764	5,224	10.3%

Prepaid	6,582	6,843	-3.8%

ARPU (Sol)	24	23	4.4%

Churn (%)	4.5%	4.6%	(0.1)

Revenue Generating Units (RGUs)(1)	1,985	1,931	2.8%

(1)	Fixed Line, Broadband and Television.

Ecuador

135k wireless net adds

We added 135 thousand mobile clients in the first quarter bringing our base to 9.2 million subscribers. We also gained seven thousand new broadband accesses to reach 623 thousand fixed-line RGUs, 11.3% more than a year before.

Mobile service revenue +3.3% YoY with postpaid up 5.7% YoY

Our first quarter revenue, 259 million dollars, was up 3.8% year-on-year with service revenue rising 3.1%, practically the same as in the prior quarter. Mobile service revenue growth, 3.3%, was slightly faster sequentially; it was supported by postpaid revenue, up 5.7%. Fixed-line service revenue increased 1.6% with broadband revenue up 0.8% and corporate networks revenue rising 17.4%.

EBITDA +6.6% YoY

The period’s EBITDA came in at 124 million dollars. It increased 6.6% twice as fast as service revenue with the EBITDA margin climbing 1.3 percentage points to 47.8% of revenue.

INCOME STATEMENT - Ecuador Millions of Dollars

	1Q23	1Q22	Var.%

Total Revenue(1)	259	249	3.8%

Total Service Revenue	227	220	3.1%

Wireless Revenue	232	222	4.6%

Service Revenue	200	194	3.3%

Equipment Revenue	32	28	13.5%

Fixed Line Revenue	26	27	-3.5%

EBITDA	124	116	6.6%

% total revenue	47.8%	46.5%

EBIT	69	70	-1.1%

% total revenue	26.7%	28.1%

(1)	Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Ecuador Operating Data

	1Q23	1Q22	Var.%

Wireless Subscribers (thousands)	9,163	8,747	4.8%

Postpaid	2,229	2,111	5.6%

Prepaid	6,933	6,636	4.5%

ARPU (US$)	7	7	-1.1%

Churn (%)	3.0%	3.1%	(0.1)

Revenue Generating Units (RGUs)(1)	623	560	11.3%

(1)	Fixed Line, Broadband and Television.

Argentina

For comparison purposes all comments in this section related to annual variations of the presented period for Argentina refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29. Information for Uruguay and Paraguay is not presented in the table.

252k wireless net adds and 187k fixed-line new RGUs

We gained 252 thousand mobile subscribers in the first quarter, including 62 thousand contract subs. Our wireless base ended the period with 24.1 million subs, 2.7% more than a year before. On the fixed-line platform we connected 74 thousand new broadband accesses and 41 thousand new IPTV services reaching 2.7 million fixed-line RGUs at the end of March, up 46.5% year-on-year.

Fixed-line service revenue flat YoY

With inflation that has surpassed 100% we booked an 8.3% decline in total revenue in after-inflation terms, to 90.7 billion Argentinean pesos. Service revenue was down 12.0% in constant peso terms over the year with mobile falling 13.9% and fixed-line service revenue practically flat, -0.6%, thanks to strong RGU growth.

EBITDA margin at 39.7% of revenue

EBITDA topped 36 billion Argentinean pesos. It was down 9.7% in constant peso terms as the EBITDA margin, 39.7%, declined 60 basis points from the year-earlier quarter.

INCOME STATEMENT - Argentina Millions of Constant ARS as of March 2023

	1Q23	1Q22	Var.%

Total Revenue(1)	90,721	98,982	-8.3%

Total Service Revenue	71,446	81,214	-12.0%

Wireless Revenue	79,046	87,209	-9.4%

Service Revenue	59,936	69,633	-13.9%

Equipment Revenue	19,110	17,576	8.7%

Fixed Line Revenue	11,510	11,580	-0.6%

EBITDA	36,013	39,887	-9.7%

% total revenue	39.7%	40.3%

EBIT	29,577	32,025	-7.6%

% total revenue	32.6%	32.4%

(1)	Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Argentina Operating Data

	1Q23	1Q22	Var.%

Wireless Subscribers (thousands)	24,127	23,501	2.7%

Postpaid	9,221	8,858	4.1%

Prepaid	14,906	14,643	1.8%

ARPU (ARS)	801	473	69.6%

Churn (%)	1.3%	1.6%	(0.3)

Revenue Generating Units (RGUs)(1)	2,734	1,867	46.5%

(1)	Fixed Line, Broadband and Television.

Central America

172k wireless net adds

In the first quarter our operations in Central America added 172 thousand wireless subscribers of which 61 thousand were postpaid. Our combined wireless base reached 16.8 million subs at the end of March, 5.1% more than in the prior year. On the fixed-line platform we continued with our fiber roll-out adding 32 thousand new PayTV clients, 28 thousand broadband accesses and 16 thousand land-lines to end the period with 4.7 million fixed-line RGUs, 5.8% more than a year before.

Mobile service revenue +7.2% YoY

Revenue rose 6.2% annually to 603 million dollars with service revenue expanding 5.3%, accelerating from 3.6% in the precedent quarter. Mobile service revenue growth improved to 7.2% year-on-year mostly as growth accelerated in both the prepaid and the postpaid platform. Fixed-line service revenue increased 1.9% after five quarters of declines with marked improvements in PayTV whose revenue was up 8.7%. Broadband revenue rose 2.7% and that of corporate networks 3.0%.

EBITDA margin at 41.4% of revenue

The rapid growth of our client base resulted in higher subscriber acquisition costs that drove EBITDA down 1.2%. The EBITDA margin for the period stood at 41.4% of revenue.

INCOME STATEMENT(1) - Central America Millions of Dollars

	1Q23	1Q22	Var.%

Total Revenue(2)	603	568	6.2%

Total Service Revenue	521	495	5.3%

Wireless Revenue	410	378	8.6%

Service Revenue	339	317	7.2%

Equipment Revenue	71	61	15.8%

Fixed Line Revenue	188	185	1.8%

EBITDA	250	253	-1.2%

% total revenue	41.4%	44.5%

EBIT	120	134	-10.5%

% total revenue	19.9%	23.6%

(1)	The table reflects the sale of Panama.
(2)	Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Central America Operating Data(1)

	1Q23	1Q22	Var.%

Wireless Subscribers (thousands)	16,845	16,024	5.1%

Postpaid	2,439	2,245	8.6%

Prepaid	14,407	13,779	4.6%

ARPU (US$)	7	7	0.8%

Churn (%)	5.7%	5.8%	(0.1)

Revenue Generating Units (RGUs)(2)	4,700	4,444	5.8%

(1)	The table reflects the sale of Panama.
(2)	Fixed Line, Broadband and Television.

Caribbean

57k wireless net adds in Dominican Republic

We added 57 thousand wireless subscribers in the Dominican Republic of which 40 thousand were prepaid subscribers. We had a total of 6.4 million wireless subs at the end of the quarter, 4.2% more than a year ago. On the fixed-line platform we disconnected 15 thousand broadband accesses and 19 thousand PayTV subscriptions and reached a total of 2.0 million fixed-line RGUs.

Service revenue +3.2% YoY in Dominican Republic

Revenue in Dominican Republic, 21.9 billion Dominican pesos, includes 7.3 billion Dominican pesos from the sale of towers to Sitios Latinoamérica. Service revenue rose 3.2% over the year with mobile service revenue increasing 2.9% and fixed 3.7%. Adjusted EBITDA was slightly higher than that of the first quarter of 2022, up 0.9%. The adjusted EBITDA margin came in at 51.7% of revenue with EBITDA totaling 7.5 billion Dominican pesos.

13K new fixed-line RGUs in Puerto Rico

In Puerto Rico wireless net additions totaled eight thousand in the quarter taking the wireless base to just over one million subs. On the fixed-line platform we added 13 thousand new RGUs including five thousand broadband accesses and six thousand PayTV units.

EBITDA +4.9% YoY in Puerto Rico

Service revenue for the quarter was 0.4% above last year, with fixed-line service revenue increasing 1.4% but mobile service revenue declining slightly following a contraction of prepaid revenue. EBITDA was up 4.9% annually to 49 million dollars. The EBITDA margin stood at 22.3%, 1.2 percentage points higher than in the first quarter of 2022.

INCOME STATEMENT—Caribbean Millions of Dollars

	1Q23	1Q22	Var.%

Total Revenue(1)	614	473	29.8%

Total Service Revenue	427	416	2.7%

Wireless Revenue	309	306	1.0%

Service Revenue	255	249	2.2%

Equipment Revenue	54	57	-4.5%

Fixed Line Revenue	175	169	3.8%

EBITDA	273	179	52.9%

% total revenue	44.6%	37.8%

Adjusted EBITDA	182	179	1.9%

% total revenue	37.6%	37.8%

EBIT	178	92	93.8%

% total revenue	29.0%	19.4%

(1)	Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Caribbean Operating Data

	1Q23	1Q22	Var.%

Wireless Subscribers (thousands)	7,410	7,143	3.7%

Postpaid	2,193	2,141	2.4%

Prepaid	5,218	5,002	4.3%

ARPU (US$)	12	12	-2.0%

Churn (%)	3.1%	3.2%	0.0

Revenue Generating Units (RGUs)(1)	2,734	2,639	3.6%

(1)	Fixed Line, Broadband and Television.

Austria

285k postpaid net adds

We gained 285 thousand postpaid subscribers in the first quarter which includes 42 thousand fixed-wireless subscriptions. In the prepaid segment we booked nine thousand disconnections for a total of 277 net subscriber additions. At the end of March our wireless base stood at 9.2 million subs, 14.4% more than a year before. Regarding our fixed-line platform, we registered net disconnections of 30 thousand RGUs including ten thousand broadband accesses and five thousand PayTV units.

Wireless service revenue +3.0% YoY

First quarter revenue rose 2.0% annually to 677 million Euros with service revenue increasing 1.1%. Wireless service revenue rose 3.0% over the year on the back of postpaid revenue, up 3.1%, buoyed by strong performance of mobile WiFi routers and high-value plans. On the fixed-line platform service revenue was off by 0.3% dragged down by voice revenue that fell 12.1% and to a lesser extent by broadband revenue that fell 0.9% as we continued to loose entry-level broadband clients. We are making additional efforts to up-sell clients higher internet plans as we get up to speed with the roll-out of FTTH, now feasible after the regulatory changes enacted in the last quarter of 2022.

EBITDA margin at 34.2% of revenue

EBITDA came in 5.2% below last year’s at 232 million Euros with an EBITDA margin of 34.2%. The decline in EBITDA is linked to higher energy prices and negative equipment margin in the period.

INCOME STATEMENT - Austria Millions of Euros

	1Q23	1Q22	Var.%

Total Revenue(1)	677	664	2.0%

Total Service Revenue	595	588	1.1%

Wireless Revenue	314	302	4.2%

Service Revenue	257	249	3.0%

Equipment Revenue	58	53	9.9%

Fixed Line Revenue	351	347	1.2%

EBITDA	232	245	-5.2%

% total revenue	34.2%	36.8%

Adjusted EBITDA(2)	253	266	-4.8%

% total revenue	37.4%	40.0%

EBIT	95	107	-10.9%

% total revenue	14.0%	16.1%

For further detail please visit www.a1.group/en/investor-relations

(1)	Total revenue include other income.
(2)	Before restructuring charges in Austria and one-off effects.

Austria Operating Data

	1Q23	1Q22	Var.%

Wireless Subscribers (thousands)(1)	9,250	8,084	14.4%

Postpaid	8,176	7,035	16.2%

Prepaid	1,074	1,049	2.4%

ARPU (Euros)	10	11	-9.8%

Churn (%)	0.7%	0.7%	0.0

Revenue Generating Units (RGUs)(2)	2,917	3,019	-3.4%

(1)	Includes A1 Digital subscribers.
(2)	Fixed Line, Broadband and Television.

Other European

46k new fixed-line RGUs

Our operations in Eastern Europe registered net disconnections of 58 thousand subscribers in the period–all of them prepaid–ending the quarter with 14.9 million subs. On the fixed-line segment we added 20 thousand PayTV units and 28 thousand broadband accesses, and finished the quarter with 3.3 million RGUs including 1.5 million PayTV units and 1.4 million broadband connections.

Fixed-line service revenue +15.9% YoY

Revenue was up 15.5% to 587 million Euros with service revenue rising 11.0%. Growth was higher in the fixed-line segment where service revenue expanded 15.9% with strong growth in corporate networks, up 40.3%, followed by broadband revenue that accelerated to 17.7% and PayTV revenue that increased 10.9%. On the mobile platform, service revenue was 9.2% higher than a year before with postpaid revenue rising 9.9% and prepaid 2.2%.

EBITDA +9.7% YoY

EBITDA of 218 million Euros expanded 9.7% year-on-year. The margin was equivalent to 37.1% of revenue. All the operations except for Slovenia posted EBITDA growth.

INCOME STATEMENT - Other European Millions of Euros

	1Q23	1Q22	Var.%

Total Revenue(1)	587	508	15.5%

Total Service Revenue	449	405	11.0%

Wireless Revenue	440	389	13.2%

Service Revenue	327	299	9.2%

Equipment Revenue	113	90	26.4%

Fixed Line Revenue	133	111	20.1%

EBITDA	218	199	9.7%

% total revenue	37.1%	39.1%

EBIT	114	101	13.3%

% total revenue	19.5%	19.8%

For further detail please visit www.a1.group/en/investor-relations

(1)	Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Other European Operating Data

	1Q23	1Q22	Var.%

Wireless Subscribers (thousands)	14,867	14,837	0.2%

Postpaid	12,195	12,057	1.1%

Prepaid	2,672	2,780	-3.9%

ARPU (Euros)	7	7	8.0%

Churn (%)	1.7%	1.7%	0.0

Revenue Generating Units (RGUs)(1)	3,304	3,055	8.1%

(1)	Fixed Line, Broadband and Television.

Exchange Rates Local Currency Units per MxP

	1Q23	1Q22	Var.%

Euro

End of Period	0.0599	0.0443	35.3%

Average	0.0574	0.0434	32.2%

USD

End of Period	0.0552	0.0500	10.4%

Average	0.0535	0.0487	9.7%

Brazilean Real

End of Period	0.2806	0.2370	18.4%

Average	0.2778	0.2551	8.9%

Argentinean Peso

End of Period	11.5442	5.5521	107.9%

Average	10.2829	5.1930	98.0%

Colombian Peso

End of Period	255.5769	187.4619	36.3%

Average	254.7872	190.6612	33.6%

Guatemalan Quetzal

End of Period	0.4310	0.3841	12.2%

Average	0.4185	0.3752	11.6%

Peruvian Sol

End of Period	0.2080	0.1851	12.3%

Average	0.2042	0.1857	10.0%

Dominican Republic Peso

End of Period	3.0433	2.7633	10.1%

Average	2.9937	2.7613	8.4%

Exchange Rates Local Currency Units per USD

	1Q23	1Q22	Var.%

Euro

End of Period	1.0839	0.8849	22.5%

Average	1.0727	0.8904	20.5%

Mexican Peso

End of Period	18.1052	19.9942	-9.4%

Average	18.7045	20.5199	-8.8%

Brazilean Real

End of Period	5.0804	4.7378	7.2%

Average	5.1961	5.2346	-0.7%

Argentinean Peso

End of Period	209.0100	111.0100	88.3%

Average	192.3363	106.5606	80.5%

Colombian Peso

End of Period	4,627.2700	3,748.1500	23.5%

Average	4,765.6629	3,912.3467	21.8%

Guatemalan Quetzal

End of Period	7.8034	7.6803	1.6%

Average	7.8285	7.6985	1.7%

Peruvian Sol

End of Period	3.7650	3.7010	1.7%

Average	3.8197	3.8101	0.3%

Dominican Republic Peso

End of Period	55.1000	55.2500	-0.3%

Average	55.9952	56.6623	-1.2%

Appendix

Financial Debt of América Móvil(1) Millions

	Mar -23	Dec -22

Peso - denominated debt (MxP)	105,298	97,134

Bonds(2)	66,218	53,554

Banks and others	39,080	43,580

U.S. Dollar - denominated debt (USD)	8,496	8,521

Bonds	8,496	8,496

Banks and others	0	25

Euro - denominated Debt (EUR)	7,417	7,045

Bonds	6,099	6,099

Commercial Paper	595	125

Banks and others	723	821

Sterling - denominated Debt (GBP)	2,200	2,200

Bonds	2,200	2,200

Reais - denominated Debt (BRL)	9,691	10,691

Bonds	8,050	9,050

Banks and others	1,641	1,641

Debt denominated in other currencies (MxP)(3)	17,523	10,220

Bonds	5,846	5,889

Banks and others	11,677	4,331

Total Debt (MxP)	505,878	510,589

Cash, Marketable Securities and Short Term Financial Investments (MxP)(4)	140,796	129,110

Net Debt (MxP)	365,082	381,479

(1)	This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure. It includes financial debt of Telekom Austria.
(2)	Includes the effect of inflation-linked debt.
(3)	Includes Peruvian soles.
(4)	Includes fixed income securities.

Summary Cash Flow Millions of Mexican pesos

	Jan-Mar 23	Jan-Mar 22

Funds from Operations	17,938	16,407

Capital Expenditures	29,162	28,606

Free Cash Flow(1)	(11,224)	(12,783)

Dividends and Share Buybacks	1,228	9,242

Sale of Ownership Interest(2)	(4,173)	77

Net Debt Amortizations	(2,352)	(28,872)

Amortization of Labor Obligations	(5,927)	6,016

Other	-	753

(1)	There are approximately 600 million pesos directed to the provisioning to the early retirement plans in Austria that has been substracted from the Free Cash Flow in 2022.

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenue in a given period to the average number of wireless subscribers in the same period.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDAaL	Earnings Before Interest, Taxes, Depreciation, and Amortization. Adjusted after lease payments.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

Glossary of Terms

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market share	A company’s subscribers base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt/ EBITDA	The ratio of total short and long-term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may recharge a mobile phone. The client does not hold a contract with the company.

Postpaid	Subscriber that has a contract for the use of voice and data.

SMS	Short Message Service.

SAC	Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenue.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2023		AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Carlos José García Moreno Elizondo
	Name:	Carlos José García Moreno Elizondo
	Title:	Chief Financial Officer